American Power Conversion Corp. (APCC) — Sold

as of February 2007

Company Profile

- Headquartered in West Kingston, RI.
- Largest uninterruptible power supply (UPS) manufacturer in the world. Market share is twice that of nearest competitor.
- UPS's protect PC's, servers, and networks by providing battery power and/or regulating power sources.
- 2005 revenues by geography were 45% United States, 6% Americas (non-US), 30% EMEA, and 19% Far East.
- Founded in 1981.
- Entered the large systems market in 1999.

2005 Revenues = $2.0 Billion


Small Systems,
74%
Other, 4%
Large Systems,
22%

Per Share Valuation

	Name	S&P 500
Price	31	1455
2005 EPS	0.84	70
2006 EPS	0.85	86
2006 Price/Sales	2.7x	1.4x
2006 Price/Earnings	36x	17x
2005 Price/Book	3.7x	2.9x

FY ends December 31
Shares Outstanding = 196 million
All figures in USD

Investment Thesis

Market leader in core business APCC is the dominant market share leader in small-system UPS's. Existing distribution capabilities and brand franchise create entry barriers.

Opportunity for growth in large systems Starting from a relatively low market share position, APCC has the opportunity to significantly increase sales and profitability in this $4 billion market.

Good long-term market growth potential Demand for reliable PC and server power supplies should continue to increase over the long-term.

Well capitalized, positive free cash flow Net cash position and strong cash flow generation offer downside protection.

Risks

Dilutive mergers or acquisitions With so much cash at its disposal, APCC may overpay for a bad acquisition.

Strong competition in large systems APCC faces strong competition from current market leaders in large-systems business.

Large systems cyclicality Large-scale data center build-outs are expensive and may be more cycle-sensitive.

Conclusion: APC was acquired by Schneider Electric for $31 per share ($6.1 billion) in cash.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

CANADIAN PACIFIC RAILWAY LTD (CP CN) — Bought

as of 3/1/07

Company Profile

- Headquartered in Calgary, Canada.
- 2nd largest railroad company in Canada, 6th largest in North America.
- 43% of 2005 sales were related to global trade, 26% were from US-Canada trade, 22% were from domestic Canadian trade, and 9% were from domestic US trade.
- Founded in 1881. Canadian Pacific Ltd spun off its major subsidiaries, including Canadian Pacific Railway Ltd, in 2001.
- CP's rail network traverses all of Canada and extends into the US Midwest and Northeast.

2006 Revenues = C$4.6 Billion



Grain, 20%
Fertilizers and Sulphur, 10%
Coal, 13%
Industrial and Consumer, 13%
Forest Products, 7%
Auto, 7%
Non-Freight, 3%
Intermodal, 27%

Per Share Valuation

Share Price C$63

	2006	2007e	2007e Multiple
Revenues	28.9	30.5	2.0x
Earnings	3.82	4.33	14.4x
Dividend	0.75	0.90	1.4%
Book Value	30.6	31.7	2.0x

FY ends December 31
Shares Outstanding = 155.5 million
All figures in C$ ($1 = C$1.16)

Investment Thesis

Modest valuation & strong franchise Earnings and revenue multiples are in-line with peers, EV/EBITDA = 7.4. The Canadian Pacific railway is essential to Canadian trade, especially the exporting of natural resources.

Potential for increased profitability The other major Canadian railway, Canadian National, has far higher profit margins. CP has many opportunities to improve operations through productivity gains while realizing price increases.

New CEO is a catalyst for improvement Fred Green was named CEO in May 2006 and has since turned over 24 out of the top 50 executives.

Relatively stable revenue & earnings CP is exposed to a variety of different end markets in North America and overseas.

Risks

Weak Canadian & global economies A weak economy or slowing global trade would limit volume growth.

Failure to execute on cost-cutting Resistance from labor or an unfavorable shift in the regulatory environment may prevent management from improving profitability.

Conclusion: We believe Canadian Pacific Railway is an attractive investment at the current valuation.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

DUKE ENERGY CORP (DUK US) — Sold

as of January 2007

Company Profile

- Headquartered in North Carolina.
- DUK is one of the largest electric power companies in the United States.
- In 2006, DUK acquired Cinergy, an Ohio-based utility, for $9 billion.
- In January 2007, DUK spun off its core gas businesses to form Spectra Energy.
- The post-spin-off businesses include: Franchised Electric, Commercial Power, International and DUK's interest in Crescent Resources.

2006 Revenues = $15.2 Billion



Other 1%
Crescent 1%
International Energy 6%
Commercial Power 9%
Natural Gas Transmission 29%
US Franchised Electric & Gas 54%

Note: 2006 results include assets spun-off as Spectra Energy

Per Share Valuation

	DUK	S&P 500
Price	18.8	1,412
2006PF EPS	1.1	86
2007 est. EPS	1.1	94
2006PF Price/Earnings	17x	16x
2007PF Price/Book	1.3x	2.8x
Dividend Yield	4.3%	1.8%

PF = Pro Forma
FY ends December 31
Shares Outstanding = 1.2 billion
All figures in USD

Investment Thesis

Potential Merger Benefits Outlined synergies and possible opening of Ohio to a fully-competitive market could benefit earnings over time.

Possible Rate Increase Upcoming rate cases in the Carolinas could increase rates needed to cover higher fuel costs and required capital for new generation capacity.

Aligned Incentives CEO paid entirely in stock for 3 years with no cash salary or bonus.

Risks

Higher Valuation Higher price-earnings ratio and a narrower range of projected outcomes makes DUK less attractive.

Core Operations Near Peak Core power operations earnings in the Carolinas are likely closer to peak even assuming new build.

Merger Execution Risks Integration of Cinergy could prove challenging and progress on realization of synergies could disappoint.

Limited Cash Flow Generation Sizeable capital expenditure program and possible acquisitions in the future may dampen cash flow generation.

Conclusion: Due to changing fundamentals and a higher valuation, we sold DUK in January 2007.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Equity Office Properties (EOP) — Sold

as of February 2, 2007

Company Profile

- Headquartered in Chicago, IL.
- EOP was the largest publicly traded office REIT prior to the buyout.
- Operations include rental income (76%), reimbursement and parking (21%), and other (3%).
- Founded in 1976.
- As of December 2006, EOP owned 103 million sq. ft. of office property in 543 buildings.
- EOP's strategy has been to sell buildings in non-core markets to focus on coastal high-barrier to entry markets.

2006 Revenues = $3.3 Billion


Other, 3%
Reimbursement & Parking, 21%
Rent, 76%

Per Share Valuation

	Name	S&P 500
Price	$55.50	$1,448.4
2006 FFO	2.11	NA
2007 est. FFO	2.12	NA
2006 Price/FFO	26.3x	NA
2005 Price/Book	3.3x	2.9x

FFO: Funds from Operations (a proxy for cash flow)
FY ends December 31
Shares Outstanding = 404 million
All figures in USD

Investment Thesis

Downside Protection EOP has a relatively stable income stream (5-8 year leases) in addition to strong underlying asset value.

Diverse Portfolio EOP owns and operates the largest, most geographically diverse Class A office platform in the country, thus protecting the investor base from adverse renting conditions in any isolated locations.

Recovery of Office Rents Occupancies are increasing, rents have stopped declining and EOP and other industry players exhibited restraint on supply in most markets during the most recent downturn.

Risks

Valuation/Yield Decline Valuation increased substantially throughout 2006. Dividend yield has declined to 3.5%.

Focusing on Expensive Markets/Rising TIs EOP recently sold out of depressed markets in Dallas, Cleveland and New Orleans and further bought into expensive, booming markets on the coasts. Tennant improvement costs continue to rise with higher construction costs, particularly in coastal markets.

Dividend Coverage Shortfall Cash flow needs to increase significantly to cover dividend and grow again in the future.

Conclusion: In late 2006, EOP agreed to be purchased by an affiliate of The Blackstone Group.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

FUJIFILM Holdings (4901) — Bought

as of March 13, 2007

Company Profile

- FUJIFILM Holdings ("FFH") was founded in 1934 as Fuji Photo Film Co.
- The company's products include copiers, printers, medical equipment, and film materials
- FFH generally holds leading positions across its product segments
- About half of company revenues originate from Japan
- FFH owns 75% of joint venture Fuji Xerox

2006 Revenues = ¥2.7 Trillion



Imaging
26%
Document
Solutions
41%
Information
Solutions
33%

Per Share Valuation

Share Price ¥4,750

	2006	2007e	2007e Multiple
Revenues	5.24	5.51	0.9x
Earnings	162	205	23.2x
Dividend	25	25	0.5%
Book Value	3.23	3.29	1.4x

FY ends March 31
Shares Outstanding = 510 million
All figures in JPY ($1 = JPY 118)

Investment Thesis

Potential for margin improvement	New holding company structure should lead to increased focus on profitability, particularly at Fuji Xerox
Analog to digital transition mostly complete	FFH has reduced its exposure to shrinking analog film, which now accounts for a small portion of revenue
Demonstrated ability to commercialize IP	The company has a long history of profitably bringing new products to market
Financial assets currently underproducing	FFH's large cash balance earns minimal returns and could be put to higher and better use
Moderate valuation	Attractive valuation compared to peers

Risks

Legacy imaging businesses overhang	Restructuring the analog film business could take longer and cost more than expected
Risk of poor capital allocation	FFH is diversifying its business mix, potentially making the enterprise less focused
Mgmt could take unfriendly actions	Management has done a poor job of managing the balance sheet and returning capital for the benefit of shareholders

Conclusion: Based on the factors above, a position was initiated in FFH.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

HSBC Holdings (HBC) — Buy

Company Profile

- Founded in Hong Kong and Shanghai in 1865.
- Now based in the U.K., HSBC is one of the largest banks in the world with a network of 10,000 branches in 82 countries serving 125 million customers.
- Global franchise with strengths in Asia, Latin America, U.K. and Middle East.
- Emerging markets constitute 48% of profits before tax.

Source: HSBC Annual Report, 2006

2006 Assets by Region - $1,827 billion



Asia Pacific, ex HK
9%
Hong Kong
15%
North America
27%
Europe
45%
Latin America
4%

Source: HSBC Annual Report, 2006

Per Share Valuation

	HSBC	S&P 500
Closing Price as of 4/30/07	92.36	1482.37
2006 EPS	1.41	84.94
2007 est. EPS	0.80	93.07
2006 Price/Earnings	13.5x	17.5x
2006 Price/Book	2.0x	2.9x

FY ends December 31
Shares Outstanding = 2.3 million
All figures in USD

Source: Bloomberg

Investment Thesis

- Reasonable Valuation
  - > Historically, HSBC has traded at a premium to the banking sector due to the perceived uniqueness of its franchise. Today, it trades at a discount.
- Organic Growth Opportunities
  - > HSBC has strong organic growth opportunities in the following areas: Corporate, Investment Banking and Markets (CIBM), emerging markets, and further expanding its footprint in a few developed countries (U.S. and France).
- Defensive Investment with Strategic Options
  - > HSBC has significant excess capital and the ability to opportunistically allocate capital around the globe.
  - > Well managed company with dominant global franchise.
  - > High dividend yield of 4% and history of conservative credit policies.

Risks

- HSBC is exposed to the U.S. consumer finance market through its Household subsidiary.
- The company has invested heavily in their investment bank and it is unclear what returns will be going forward.

Due to the investment thesis we decided to start a position in HSBC.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Home Depot (HD)

as of 4/3/2007

Company Profile

- Headquartered in Atlanta, Georgia.
- Founded in 1979 as the first big box home improvement retailer in the US.
- 2,147 stores across the US, Canada, Mexico and China (of which 1,930 are in the US).
- HD market share in US = 25% (vs 16% for LOW).
- CEO Frank Blake replaced Bob Nardelli in January 2007; recently announced that HD is exploring strategic alternatives for the Supply business.

2006 Revenues = $ 91 Billion


Retail, 87%
Supply, 13%

Per Share Valuation

	Name	S&P 500
Price	$37.63	$1,387
2006 EPS	2.79	81.17
2007 est. EPS	2.69	91.67
2006 Price/Sales	0.9x	1.4x
2006 Price/Earnings	13.5x	17.1x
2007 Price/Earnings	14.0x	15.1x

FY ends Jan 28
Shares Outstanding = 2.0 billion
All figures in USD

Investment Thesis

Market Share Leader in DIY Retail	Ownership of high-value real estate and low cost position represent sustainable competitive advantages.
DIY Retail is an Attractive Category	Favorable underlying demographic trends and duopoly structure.
Management is Focused	Selling Supply, investing in Retail, returning capital to shareholders.
Attractive Valuation	Ample downside protection with multiple potential sources of upside.

Risks

Margin Compression	HD may be overearning due to frothy housing market and underinvestment in stores.
Continued Share Losses	HD has lost share in the past two years due primarily to underinvestment of labor and capital in stores.
Housing Market	We may be underestimating the length and severity of the housing market correction.

Conclusion: HD has a durable franchise; management is focused on problems that can be fixed; and it is trading at an attractive valuation.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

MOTOROLA INC (MOT)— BOUGHT

as of January 31, 2007

Company Profile

- Headquartered in the United States
- 2nd largest mobile handset vendor (22% global market share)
- Leading network infrastructure provider, #3 provider of CDMA infrastructure, #1 provider of private radio systems.
- 2006 sales by geography: US (44%), Europe (15%), Asia excluding China (11%), China (11%), Latin America (10%), Other Markets (9%).

2006 Revenues = $42.9 Billion


Networks & Enterprise 26%
Connected Home 8%
Handsets 66%

Per Share Valuation

Share Price $20

	2006	2007E	2007E Multiple
Revenues	17.12	19.91	1.0x
Earnings	1.23	1.03	19.2x
Dividend	0.18	0.20	0.9%
R&D	1.64	1.89	10.5x

R&D: Research & Development
FY End December 31
Shares Outstanding: 2.5 billion
All Figures in USD

Investment Thesis

Attractive Valuation Trades at (2007E) 1.0x Price/Sales, 10.5x Price/R&D, and has a 7% operating Free-Cash-Flow (FCF) yield.

Profitability Improvement Potential for overall profitability improvement, driven by restructuring and improved product mix in Handsets unit.

Attractive Revenue Growth Prospects Wireless penetration in emerging markets, wireless and broadband network rollout by carriers, and voice/data/video offerings by cable and telecom companies provide potential sources of long-tailed growth.

Strong Balance Sheet & Cash Position Generating healthy FCF and returning cash to shareholders through a large share buyback program (up to 9% of current market capitalization).

Risks

Strong Handset Competition Faces competition from Nokia, higher-end manufacturers (Sony-Ericsson), and Korean handset manufacturers. Market share gains may come at the expense of profitability.

Networks Business Lack of market share in next-generation wireless network infrastructure (3G). Possible over-reliance on potential spending by cable and telecom companies on future infrastructure systems (4G/WiMAX).

Merger Risks Symbol Technologies merger (completed January 2007) may not meet management's expectations.

Conclusion: We believe Motorola is an attractive investment at the current valuation.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Naspers Limited (NPN SJ) — Bought

as of January 18, 2007

Company Profile

- Naspers ("NPN") is the largest media group in South Africa.
- The company primarily operates in South Africa (77% of sales), Sub-Saharan Africa (12%), and the Mediterranean (9%).
- NPN's core pay-TV business has over 2 mm pay-TV subscribers.
- It owns 36% of Tencent, operator of China's leading instant messaging platform; 30% of Abril, the largest magazine publisher in Brazil; and other media investments in Thailand and Russia.

2006 Revenues = R15.7 Billion



Other
2%
Internet
6%
Books and
Education
10%
Newspapers,
magazines,
and printing
25%
Pay-TV
57%

Per Share Valuation

Share Price 171

	2006	2007e	2007e Multiple*
Revenues	52.3	47.3	3.5 x
EBITDA	12.3	11.5	14.2 x
Earnings	7.2	7.5	22.9 x
Dividend	1.2	1.2	0.7%

** Revenue and EBITDA (earnings before interest, taxes, depreciation and amortization) multiples use enterprise value, which adjusts for net cash.*

FY ends March 31

Shares Outstanding = 369 million

All figures in ZAR ($1 = ZAR 7.2)

Investment Thesis

Dominant market positions	NPN's leading positions in pay-TV and print media allow for superior scale and pricing power versus competitors.
Growth opportunities in pay-TV	South Africa's emerging Black middle class should continue to drive subscriber growth and profitability.
Growth opportunities in emerging markets	NPN has significant investments in leading emerging market media businesses with attractive growth prospects.
Visionary management team	NPN's management team is experienced, capable, and led by a CEO known for his strong strategic vision.
Well financed, conservative balance sheet	The company generates significant free cash flow which can be reinvested or returned to shareholders.
Valuation excluding Tencent is reasonable	NPN's core media businesses are inexpensive after subtracting the company's equity investments at full value.

Risks

Pay-TV competition	New digital broadcast licenses will formally introduce competition to NPN's pay-TV business in South Africa.
Valuation of Tencent	Tencent is expensive and represents a substantial portion of NPN's market value.
Acquisition risk	Management is committed to international expansion through acquisition, a potentially risky strategy.

Conclusion: Based on the factors above, a position was initiated in NPN.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

NORTEL NETWORKS (NT)— SOLD

as of February 2007

Company Profile

- Headquartered in Canada
- Nortel is the #2 provider of CDMA wireless networks, #1 provider of voice-over-IP switches, and #1 provider of metro Ethernet networks and optical gear worldwide
- Revenues in 2006: Mobility & Converged Core Networks (52%), Enterprise Solutions (20%), Metro Ethernet Networks (15%), Global Services (11%) and other (2%)
- 80% of all top executives joined NT within the past year

2006 Revenues = $11.4 billion


U.S.
45%
EMEA
28%
Asia-Pacific
15%
CALA
6%
Canada
6%

EMEA: Europe, Middle East, and Africa
CALA: Central America and Latin America

Per Share Valuation

	NT	S&P 500
Share Price	31.40	1,458
2006 EPS	-0.35	87
2007 est. EPS	0.96	94
2006 Price/Sales	1.2x	1.5x
2006 Price/Earnings	nmf	17x

Nmf: not meaningful
FY End December 31
Shares Outstanding: 434 million
All figures in USD

Investment Thesis

Earnings improvement	Profit margins could expand materially from execution of the current cost savings plan.
New management team	Led by new CEO, Mike Zafirovski, who has a successful turnaround track record (GE Lighting and Motorola Handsets).
Balance sheet/cash flow improvement	Recent re-financing and capital raising coupled with improving cash flow from operations, has put NT on track to generate free cash flow and strengthen its balance sheet.
Takeout candidate	Given current industry consolidation, NT may be broken-up or acquired.

Risks

Unclear business focus	Overall strategic direction still unclear, though recent divestitures and partnerships point to greater focus and streamlining of businesses.
Technology catch-up	Playing "catch-up" against strong competitors, currently mostly via internal research and development.
Revenue mix	Has lost some share in key markets it once dominated; high proportion of sales from "legacy businesses".
M&A Risks	Industry consolidation may force NT to make acquisitions, though most large deals have already occurred.

Conclusion: Due to a higher valuation, we sold NT in January 2007.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Novo-Nordisk (NVO) — Buy

as of August 2006

Company Profile

- Danish biopharmaceutical company focused on diabetes
- World leader in insulin with 51% market share
- While insulin is the main source of sales, biopharmaceuticals represent almost half the operating income
- 15% average sales growth over the past 6 years (in local currencies)
- 2005 sales breakdown by region:
    - 40% Europe
    - 28% North America
    - 14% Japan & Oceania
    - 18% Emerging Markets

2005 Revenues: $5.6 billion USD


BioPharma
29%
Diabetes
Care
71%

Valuation

	NVO	S&P 500
2005 EPS	2.73	79
2006e EPS	3.25	83.30
2006e P/E	19.3x	15.3x
2005 P/S	3.1x	1.4x
Div. Yield	1.7%	1.8%

Fiscal Year End December
Shares Outstanding: 325MM
All figures in USD
Source: Bloomberg, Company Reports

Investment Thesis

- **Growth Markets:** Novo has grown sales 15%/year for last 6 years due to growth in diabetics, product mix shift and market share gains.
- **Leading Market Share:** 51% volume share in global insulin market and #1 position in every major market. Eli Lilly and Sanofi-Aventis are not focused on diabetes.
- **Emerging Markets:** 20% of Novo's sales are in emerging markets. Novo has 50-70% market share in major emerging markets with sales growing 25%/year.
- **Lack of Patent Expirations:** 90% of Novo's sales are recombinant proteins for which there are no generics. Future generic approval is likely distant for key NVO products.

Risks

- **Product Concentration:** Insulin provides 68% of Novo's sales and half of its profits.
- **Insider Control:** The Novo Nordisk Foundation controls NVO with 28% of shares and 71% voting control. Low takeover probability.
- **R&D Skills:** Novo has not been first to market with any recent innovations in the field.
- **Dilutive Acquisition:** Novo is likely to acquire assets outside of diabetes. Acquisitions could be dilutive and distract management from core business.
- **Regulation:** Drug industry is facing increasing pressure in U.S. for its pricing and marketing practices, and pricing in Europe is under steady pressure.

Conclusion: Because of leading market position in an attractive growth industry we believe that NVO is a good investment opportunity.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

SAFECO CORP (SAF US) — Sold

as of March 2007

Company Profile

- Headquartered in Seattle, Washington.
- SAF is a leading underwriter of personal insurance sold by independent agents in the U.S.
- In 2004, SAF sold its life and investments operations, focusing the company on property & casualty insurance.
- Since November 2005, SAF has replaced four out of five top executives.

2006 Revenues = $6.3 Billion



Business Insurance Premiums 24%
Surety & Other Premiums 6%
Investment Income 8%
Other 3%
Personal Insurance Premiums 59%

Per Share Valuation

	SAF	S&P500
Price	67	1,421
2006 EPS	7.6	87
2007 est EPS	5.5	94
2006 Price/Earnings	8.9x	16x
2006 Price/Book	1.8x	2.8x
Dividend Yield	2%	2%

FY ends December 31
Shares Outstanding = 116
All figures in USD

Investment Thesis

Further Restructuring SAF intends to save an additional $50 to $75 million through cost cutting in 2007.

Capital Management In 2006, SAF repurchased 16.7% of its shares outstanding and raised its dividend by 20%.

Takeover Potential As a small insurer with business concentrated in the Western U.S., SAF would be a good match for a large insurer from the East.

Risks

Valuation At 1.8x Price/Book, SAF trades at above the industry average and above its own historic range.

Increasing Competition Prices are falling and competition is intensifying across SAF's product lines.

Management Experience SAF's new management is composed of executives with non-insurance backgrounds.

Strategic Challenges SAF is a mid-tier player that relies on independent agents for distribution. These agents have been losing market share in auto insurance to direct writers (underwriting through phone and internet).

Conclusion: Due to changing fundamentals and a higher valuation, we decided to sell SAF in March 2007.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Schering-Plough Corp (SGP) — Sold

as of 1/9/2007

Company Profile

- Headquartered in Kenilworth, NJ
- Founded in 1928
- Operations include Prescription Pharmaceuticals (80%), Consumer Health Care (11%), and Animal Health (9%).
- Largest products include Zetia and Vytorin for cholesterol; Claritin, Clarinex, and Nasonex for allergies; and PEG-Intron for Hepatitis C

2006 Revenues = $ 10.6 Billion


Prescription Pharma, 80%
Animal Health, 9%
Consumer Health Care, 11%

Per Share Valuation

	SGP	S&P 500
Price	$24.00	$1,387
2006 EPS	0.82	81.17
2007 est. EPS	1.10	91.67
2006 Price/Sales	2.9x	1.4x
2006 Price/Earnings	29x	17x
2006 Price/Book	5.6x	2.9x

FY ends December 31
Shares Outstanding = 1.48 billion
All figures in USD

Investment Thesis

Potential Margin Improvement Schering-Plough's operating margins could get to the 20% level in 2012 from 2006's 13.9% level.

Strong Cholesterol JV Schering-Plough has a JV with Merck that has a growing position in the cholesterol drug market and yields over $1 Bn in Sales per quarter.

Turnaround Story CEO Fred Hassan has revitalized SGP with new management and a new vision. A focus on sales growth is leading to higher revenues and margins.

Risks

Slowing Growth Schering-Plough has turned around their margins in the last two years through rapid sales growth, but sales growth is now slowing and margin expansion could slow as well.

High Valuation Schering-Plough is trading at 22x 2007 P/E

Earnings Risk Their risk level is higher than other Pharma companies since most of earnings come from the Vytorin/Zetia cholesterol JV

Conclusion: Decision to Sell SGP based on valuation and concerns related to long-term outlook.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Shinhan Financial Group (SHG) — Bought

as of March 23, 2007

Company Profile

- SHG was founded in 1982 and is headquartered in Seoul, South Korea.
- It is the second largest bank in the country and has high share in consumer, small to medium enterprise, and credit card lending.
- In 2003, SHG purchased Chohung, the oldest bank in Korea, and will soon acquire LG Card, the leading credit card issuer.

Loan Portfolio 2006



Other 7%
SME 36%
Consumer secured 32%
Corporate 7%
Consumer unsecured 18%

Per Share Valuation

Share Price 56,000

	2005	2006	2006 Multiple
Earnings	3,958	4,829	11.6 x
Dividend	800	900	1.6%
Book Value	25,728	28,838	1.9 x
ROE	17.5%	17.1%	
ROA	1.0%	1.1%	

FY ends December 31
Shares Outstanding = 394 million
All figures in KRW ($1 = KRW 949.6)

Investment Thesis

Origins in private sector create an advantage SHG has a superior management team and credit culture compared to its competitors.

Well positioned franchise SHG has shifted its business towards faster growing retail banking opportunities.

Korean banking sector has good prospects General macroeconomic, regulatory, and competitive dynamics are supportive for profitability.

Reasonable valuation SHG is moderately priced relative to global alternatives.

Risks

Integration of Chohung merger Per employee profitability metrics have been depressed by the merger, which included no reduction in headcount.

Expansion into wholesale banking SHG is investing to build its investment banking operations, which is highly competitive.

Credit cycle timing Several competitors have rapidly extended loans, which could lead to future industry credit problems.

Conclusion: Based on the factors above, a position was started in SHG.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

SLM Corporation (SLM US) — Bought

as of February 2, 2007

Company Profile

- Nation's largest provider of student loans.
- Originates and services government insured and private loans for undergraduate and graduate students.
- Originally created in 1972 as a government sponsored entity, but completed transition to a private company in 2004.

Revenue Sources 2006


Insured Loans, 43%
Private Loans, 23%
Guarantor Services, 4%
Debt Management Operations, 20%
Other, 10%

Per Share Valuation

	Name	S&P 500
Price	42	1420
2006 EPS	2.85*	87
2007 est. EPS	3.34*	94
2006 Price/Earnings	13x	16x
2006 Price/Book	4.7x	2.8x
Dividend Yield	2.2%	1.9%

FY ends December 31
Shares Outstanding = 447 million
* Operating EPS

Investment Thesis

Leading Position in Growing Market — Tuition increases and higher enrollment are key drivers of student loan growth. Market is projected to double from $400bn in 2006 to ~$800bn in 2014 (Dept. of Education).

Moderate Credit Risk — Principal and interest on federal loans guaranteed by government, creating a relatively low-risk business model.

Diversified Revenue Base — Vertical integration within the student loan industry provides diversified revenue base with a fee-based component, reducing interest rate risk and the impact of regulatory changes.

Strong relationships with Schools — Sallie Mae has established strong relationships with financial aid offices by offering high levels of service and convenience unmatched by its competitors.

Risks

Changes in Regulatory Environment — Net interest income from federal loan portfolio determined largely by legislative actions in Congress.

Changing Credit Risk Profile — Growth in private loan portfolio increases interest income, but also increases Sallie Mae's exposure to credit risk.

Increased Competition — Potential threat of market entry by major financial institutions and other niche players.

Conclusion: Reasonable valuation for leading player in growing market with a defensible position.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

SPECTRA ENERGY CORP (SE US) — Received Shares

as of January 2007

Company Profile

- Headquartered in Houston, Texas.
- Spun off from Duke Energy in 2007.
- SE participates in natural gas gathering and processing, transmission and storage, and distribution.
- Owns/operates the largest midstream gas gathering and processing business in North America via a 50-50 joint venture with ConocoPhillips.
- Owns one of the three largest gas transmission pipelines in North America.
- SE is one of the largest producers of natural gas liquids in Canada.

2007E Operating Profit = $1.5 Billion



Gas Transmission & Processing - Western Canada 14%
Field Services 28%
Gas Transmission - US 43%
Gas Distribution 15%

Per Share Valuation

	SE	S&P 500
Price	28.6	1,417
2006 EPS	1.5	86
2007E EPS	1.4	94
2006 Price/Earnings	19x	17x
2006 Price/Book	2.3x	2.9x
Dividend Yield	3.1%	1.8%

FY ends December 31
Shares Outstanding = 635 million
All figures in USD

Investment Thesis

Reasonable Valuation — Trades at relatively low valuation; downside appears reasonably limited.

Attractive Growth Prospects — Exposure to U.S. and Canadian regions with above-average gas demand characteristics.

Relatively Low Risk Exposure — High-quality, fee-based contract assets represent two-thirds of operating income. Commodity exposure only affects one-third of operating income.

Further Restructuring — Potential restructuring through Master Limited Partnerships (MLPs) and asset dropdowns could unlock value.

Shareholder-Oriented Management — Reasonable insider ownership and management incentives. Former DUK CEO expected to remain as Chairman.

Risks

Cyclicality of Business — Field Services' equity earnings are likely closer to a peak than a trough.

Negative Free Cash Flow Generation — A sizeable capital expenditure program may lead to negative free cash flow generation.

Conclusion: We received shares of SE as part of a tax-free spin-off from Duke Energy in January 2007.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Sulzer AG (SUN SW) — SOLD

as of December 6, 2006

Company Profile

- Headquartered in Winterthur, Switzerland.
- One of the largest industrial groups in Switzerland.
- Operations include Pumps (51%), Metco (23%), Chemtech (16%), and Turbo Services (10%).
- Founded in 1834.
- Among the top three worldwide in chemical separation, coating/sealing, pumps for oil/gas, and turbo machinery.
- Sulzer has undergone significant portfolio restructuring since 2000.

2005 Revenues = $2.1 Billion


Turbo Services, 10%
Pumps, 51%
Metco, 23%
Chemtech, 16%

Per Share Valuation

Share Price 1,315 CHF

	2005	2006e	2006e Multiple
Revenues	695.9	787.9	1.67x
Earnings	36.5	51.2	25.7x
EBITDA	77.1	99.4	11.3x
Book Value	414.6	429.8	3.1x

FY ends December 31
Shares Outstanding = 3.59 million
All figures in CHF($1 = CHF1.21)

Investment Thesis

Strong Demand High exposure to long-cycle capital expenditures in oil & gas, refining/petrochemicals, power generation, and aerospace. Demand strength could persist through end of decade.

Margin Expansion / Sustainability Despite improvement, Sulzer Pumps' margins are still at low end of industry. Past restructuring efforts should result in higher margins throughout the cycle.

Latent Value on Balance Sheet Net cash, over-funded pension, and surplus real estate (which is being divested).

Risks

Valuation The current valuation implies a further improvement in fundamentals despite revenues and margins being at unprecedented levels.

Industrial / Commodity Downturn Sulzer is dependent on the capital spending of its customers, and current levels of spending are not sustainable in the long term..

Acquisitions Management wants to do acquisitions; overpayment and integration risks are potential concerns.

Conclusion: Due to its higher valuation, Dodge & Cox decided to sell Sulzer.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco

Volvo AB (VOLV) — Sold

as of March 16, 2007

Company Profile

- Headquartered in Gothenburg, Sweden
- #1 truck player in Europe and #3 in North America.
- Operates in Western Europe (46%), North America (30%), Asia (8%), Eastern Europe (6%), South America (5%) and other international markets (5%).
- Founded in 1927.
- Recently acquired Nissan Diesel, a Japanese truck manufacturer.
- Approximately 20% - 25% of sales are to emerging markets.

2006 Revenues = $33.3 Billion


Trucks 67%
Other 10%
Buses 7%
Construction Equipment 16%

Per Share Valuation

	VOLV	S&P 500
Price	$81	$1,387
2006 EPS	5.17	81.17
2007 est. EPS	4.94	91.67
2006 Price/Sales	0.9	1.4
2006 Price/Earnings	16x	17x
2006 Price/Book	2.7x	2.9x

FY ends December 31
Shares Outstanding = 404.8 million
All figures in USD

Investment Thesis

Market Leader in HD Trucks VOLV is #2 globally in the sale of heavy-duty trucks. #1 in Europe and #3 in the United States.

Margin Improvement Has benefited from restructuring, operating leverage and Renault/Mack Truck synergies. Consolidation of engine platform from 18 to 2 should yield an incremental SEK 3 – 4 billion starting in 2007.

Asian Growth Strategy Recent acquisitions/investments in Japan and China indicate that Asia is a priority for VOLV and it is moving faster than its competitors.

Risks

Valuation Concerns Reduced return profile due to recent price appreciation.

Cyclicality of Demand 2007 will be a down year for trucks in North America due to heightened emissions standards. In a downturn, lower than expected residual values can impact profitability and demand.

Acquisitions Company is in a position to do more acquisitions and could overpay for assets.

Conclusion: Due to the above risk factors, VOLV was sold from the Domestic Stock Fund.

This material is for informational purposes only and is not an analysis of every material fact with respect to any security. Opinions expressed above are subject to change without notice. Statements of fact may be inaccurate or incomplete. Information regarding a security is historical and is not intended to represent current conditions or predict future results. The above information is not an offer or recommendation to buy or sell any security and may not be relied upon as an indication of Dodge & Cox's current or future trading activity. This material is the proprietary product of Dodge & Cox and any unauthorized use, reproduction or disclosure is strictly prohibited. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund's investment objectives, management fees, risks and expenses. To obtain a Fund's prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.

Dodge & Cox / Investment Managers / San Francisco